Registration Categories

Categories

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

Business Information

Name	**BANCO BILBAO VIZCAYA ARGENTARIA SA**
Form of Organization	**CORPORATION**
Country	**SPAIN**
Federal EIN	**13-3491492**

Business Address

Street Address 1	**CIUDAD BBVA, CALLE AZUL, 4**
City	**MADRID**
Zip/Postal Code	**28050**
Country	**SPAIN**
Phone Number	**212-728-1612**
Fax Number	**Not provided**
Email	**SAMUEL.FEIN@BBVA.COM**
Website/URL	**WWW.BBVA.COM**
CRD/IARD ID	**Not provided**

Other Names

BANCO BILBAO VIZCAYA SA
ALIAS

BBVA SA
DBA   IN USE

Location of Business Records

Street Address 1	**CIUDAD BBVA, CALLE AZUL, 4**
City	**MADRID**
Zip/Postal Code	**28050**
Country	**SPAIN**

U.S. Address for Production of Business Records

Office Of	**BBVA SA**
Street Address 1	**375 9TH AVE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10001**

Principal Information

Individual Information

NFA ID	**0555782**
Name	**ALARCON GONZALEZ, LUIS FRANCISCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-06-2023**

NFA ID	**0549481**
Name	**ALLANO, NICOLAS EUGENE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-15-2022**

NFA ID	**0487479**
Name	**ANDRES TORRECILLAS, JOSE MIGUEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-17-2015**

NFA ID	**0538893**
Name	**BLANCO BERGARECHE, JAVIER MARIA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-15-2021**

NFA ID	**0551751**
Name	**BORRAZ, ANTONIO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-23-2022**

NFA ID	**0514614**
Name	**CARUANA LACORTE, JAIME FELIX**

TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-09-2018**

NFA ID	**0564218**
Name	**CASANUEVA NARDIZ, ENRIQUE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-24-2024**

NFA ID	**0407337**
Name	**CRASNY ZYMAN, DIEGO**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-19-2013**

NFA ID	**0509922**
Name	**DE MATOS PEREIRA MARTINS, LUIS CARLOS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-11-2018**

NFA ID	**0564219**
Name	**DE PARIAS HALCON, CRISTINA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2024**

NFA ID	**0556536**
Name	**DULA, SONIA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**

NFA ID	**0529923**

Name	**GALAMBA DE OLIVEIRA, RAUL CATARINO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2020**

NFA ID	**0459813**
Name	**GARIJO LOPEZ, BELEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-03-2013**

NFA ID	**0519143**
Name	**GENC, ONUR**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-20-2019**

NFA ID	**0488547**
Name	**GIL HERNANDEZ, REGINA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-16-2019**

NFA ID	**0519652**
Name	**GOMEZ BRAVO, MARIA LUISA**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2019**

NFA ID	**0549935**
Name	**HEDEGAARD KOKSBANG, CONNIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-01-2022**

NFA ID	**0549177**
Name	**MARTIN SANCHEZ, JAIME**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-15-2022**

NFA ID	**0578045**
Name	**MONTALBO TODOLI, JORGE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2026**

NFA ID	**0459454**
Name	**ORDAS PORRAS, JOSE ANTONIO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-09-2013**

NFA ID	**0514299**
Name	**PERALTA MORENO, ANA CRISTINA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-30-2018**

NFA ID	**0536929**
Name	**PEREZ MIES, ROCIO**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-12-2021**

NFA ID	**0553893**
Name	**PIQUERAS HERNANDEZ, MARIA DE LA PALOMA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-13-2023**

NFA ID	**0530110**
Name	**REVENGA SHANKLIN, ANA LEONOR**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2020**

NFA ID	**0559744**
Name	**RODRIGUEZ SOLER, FRANCISCO JAVIER**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-08-2023**

NFA ID	**0577123**
Name	**ROMERA LOBO, GONZALO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**03-13-2026**

NFA ID	**0530376**
Name	**SALAZAR LOMELIN, CARLOS VICENTE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-27-2020**

NFA ID	**0555140**
Name	**STEINDL, JAVIER**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-25-2023**

NFA ID	**0491778**
Name	**TORRES VILA, CARLOS**
TItle(s)	**PRESIDENT**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-08-2016**
NFA ID	**0458445**
Name	**VERPLANCKE, JAN PAUL MARIE FRANCIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-17-2018**
NFA ID	**0528012**
Name	**VILA FREYER, ROBERTO ELIAS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-09-2023**

Holding Company Information

Not provided

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
SPAIN	BANK OF SPAIN
GERMANY	EUROPEAN CENTRAL BANK
FRANCE	EUROPEAN SECURITIES AND MARKETS AUTHORITY
FRANCE	EUROPEAN BANKING AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
UNITED KINGDOM	BANK OF ENGLAND
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
BELGIUM	FINANCIAL SERVICES AND MARKETS AUTHORITY
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR)
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
ITALY	BANK OF ITALY
PORTUGAL	BANCO DE PORTUGAL
JAPAN	FINANCIAL SERVICES AGENCY
HONG KONG	HONG KONG MONETARY AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
CHINA	CHINA BANKING REGULATORY COMMISSION
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
UNITED ARAB EMIRATES	FINANCIAL SERVICES REGULATORY AUTHORITY OF THE ABU DHABI GLOBAL MARKET
CHILE	CENTRAL BANK OF CHILE
SPAIN	COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV)

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Registration Contact Information

First Name	**SAMUEL**
Last Name	**FEIN**
Street Address 1	**375 9TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-728-1612**
Email	**SAMUEL.FEIN@BBVA.COM**

Enforcement/Compliance Communication Contact Information

First Name	**SAMUEL**
Last Name	**FEIN**
Title	**HEAD OF SWAP DEALER COMPLIANCE**
Street Address 1	**375 9TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-728-1612**
Email	**SAMUEL.FEIN@BBVA.COM**

First Name	**JOHN**
Last Name	**JUUL**
Title	**HEAD OF US COMPLIANCE**
Street Address 1	**375 9TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-728-1713**
Email	**JOHN.JUUL@BBVA.COM**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

Membership Contact Information

Membership Contact

First Name	**SAMUEL**
Last Name	**FEIN**
Street Address 1	**375 9TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-728-1612**
Email	**SAMUEL.FEIN@BBVA.COM**

Accounting Contact

First Name	**JULEN**
Last Name	**AMURIZA OROZCO**
Street Address 1	**GRAN VIA, 12**
Street Address 2	**48001 BILBAO**
City	**VIZCAYA**
Zip/Postal Code	**48001**
Country	**SPAIN**
Phone	**+34 944876027**
Email	**JULEN.AMURIZA@BBVA.COM**

Arbitration Contact

First Name	**THOMAS**
Last Name	**DE SIMONE**
Title	**GENERAL COUNSEL**
Street Address 1	**375 9TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212 728-1730**
Email	**THOMAS.DESIMONE@BBVA.COM**

Compliance Contact

First Name	**SAMUEL**
Last Name	**FEIN**
Title	**HEAD OF SWAP DEALER COMPLIANCE**
Street Address 1	**375 9TH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-728-1612**
Email	**SAMUEL.FEIN@BBVA.COM**

Chief Compliance Officer Contact

First Name	**ROCIO**
Last Name	**PEREZ MIES**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**CIUDAD BBVA**
Street Address 2	**AZUL 4**
Street Address 3	**EDIFICIO AFRICA, PLANTA 1**
City	**MADRID**
Zip/Postal Code	**28050**
Country	**SPAIN**
Phone	**+34 91 374 85 37**
Email	**ROCIO.PEREZ@BBVA.COM**